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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



10028877

SEC FILE NUMBER
8- 68187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2009___ AND ENDING___12/31/2009___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bolton Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

579 Main St.

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Bolton   MA.   01740

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eugene Hayes   (978) 779-5361
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek & DerAnanian, LLC

                        (Name – if individual, state last, first, middle name)
319 Littleton Road   Westford   MA. 01886

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section Mail Processing Section

SEC Mail Processing Section

FEB 25 2010

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Washington, DC
105

OATH OR AFFIRMATION

I, _____Eugene Hayes_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Bolton Securities Corp._____, as of _____December 31_____, 20_09_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Financial & Operations Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOLTON SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2009

BOLTON SECURITIES CORPORATION

INDEX

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

Independent Auditors' Report

To the Stockholder and Board of Directors
BOLTON SECURITIES CORPORATION
Bolton, Massachusetts

We have audited the accompanying balance sheet of BOLTON SECURITIES CORPORATION, as of December 31, 2009, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOLTON SECURITIES CORPORATION as of December 31, 2009 and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

<u>Independent Auditors' Report - continued</u>

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 15, 2010



Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

BOLTON SECURITIES CORPORATION

BALANCE SHEET
As of December 31, 2009

Assets:

Current Assets:

Cash and cash equivalents	$	193,917
Receivables from others		1,000
Deferred charges		4,814
Total Current Assets		199,731
Cash - deposit		50,000
Total Assets	$	249,731

Liabilities and Stockholder's Equity:

Current Liabilities:

Accounts payable and accrued expenses	$	12,452
Accounts payable - related party		14,351
Accrued income taxes		10,079
Total Current Liabilities		36,882

Stockholder's Equity:

Common stock, $.01; 3,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		28,920
Retained earnings		183,928
Total Stockholder's Equity		212,849
Total Liabilities and Stockholder's Equity	$	249,731


The accompanying notes are an integral part
of these financial statements.

BOLTON SECURITIES CORPORATION

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

Revenues:
Fee-Based Revenues	$	2,520,429
Other		139
		2,520,568

Expenses:
Commissions	2,213,395
Commissions - related parties	47,448
Clearing Costs- related parties	69,071
	2,329,914
Other operating expenses	49,815
Occupancy - related party	24,000
	73,815
Income before income taxes	116,839
Provision for income taxes	36,302

Net Income	$	80,537


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

The accompanying notes are an integral part
of these financial statements.

4

BOLTON SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2009

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
	Number of Shares	Issued Amount			
Balance, December 31, 2008	100	1	28,920	103,391	132,312
Net Income				80,537	80,537
Balance, December 31, 2009	100 $	1 $	28,920 $	183,928 $	212,849



The accompanying notes are an integral part
of these financial statements.

5

BOLTON SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

Cash Flows from Operating Activities:
Net Income $ 80,537

Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:

Decrease in accounts receivable	10
(Increase) in deferred charges	(3,804)
(Increase) in cash - deposit	(50,000)
Increase in accounts payable and accrued expenses	8,221
Increase in accounts payable - related party	14,138
(Decrease) in accrued income taxes	(8,049)

Net Increase in Cash and Cash Equivalents 41,053

Cash and cash equivalents - January 1, 152,864

Cash and cash equivalents - December 31, $ 193,917

Supplemental Disclosure of Cash Flow Information:

Income taxes paid $ 44,646



Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

The accompanying notes are an integral part
of these financial statements.

6

Note 1.　　Nature of Business, Summary of Significant Accounting Policies

NATURE OF BUSINESS

Bolton Securities Corporation (the Company) is located in Bolton, Massachusetts. The Company is a registered Broker and Dealer in securities, and conducts business on a fully-disclosed basis over a nation-wide network of registered investment advisors (RIA). The Company, through its registered investment advisors, offers investment advice, to retail clients. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority (FINRA).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Fee-Based Revenue

Fee-based revenues primarily consist of portfolio service fees that are derived from accounts that charge an annual fee based on net asset value (generally billed quarterly in advance based on prior quarter asset values).

Fair Value Measurement – Current Receivables and Payables

As required by Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," due to their short-term nature, the amounts recognized for all current receivables and payables approximate fair value.

Concentration of Credit Risk

At times during the year ended December 31, 2009, balances on deposit exceeded Federal Deposit Insurance Corporation insured limits.



Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

Note 1.   Summary of Significant Accounting Policies - continued

Income Taxes
In accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," the Company computes its future income tax payments, using current tax rates, on temporary differences resulting from the different periods in which events are recognized in the financial statements and in the income tax returns. SFAS No. 109 requires deferred tax assets and liabilities to be adjusted when tax rates or other provisions of the income tax laws change. The Company provides for income taxes based upon pre-tax earnings at applicable federal and state corporate income tax rates. Thus, current income taxes are provided for on taxable income. There were not any significant differences in the timing of recognition of transactions for financial and income tax reporting purposes for the year ended December 31, 2009.

Estimates and Subsequent Events
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions, and evaluations of events occurring after the financial statement date, that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

Management's evaluation of estimates, assumptions, and subsequent events considered in the preparation of these financial statements is limited to information readily available as of February 15, 2010, the date that the financial statements were available to be issued.

Note 2.   Cash - Deposit

This account represents security deposits required by its clearing brokerage firm, RBC Capital Markets Corporation (RBC Capital). Interest earned on such deposits can be drawn upon by the Company.



Note 3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. The Company, at December 31, 2009 had net capital of $187,032 which was $137,032 in excess of its required net capital. At these levels of net capital, the Company's broker dealer activities are limited to introducing customer transactions to buy or sell securities cleared through other broker dealers.

Note 4.   Related Party Transactions

The Company incurred approximately $47,000 in commission expenses during 2009 to Raymond L. Grenier, a related party.

The Company utilizes an entity in which Raymond L. Grenier has a beneficial interest, as paymaster for its registered investment advisor commissions and for providing accounting, clerical, legal, supervisory and technical support. The entity receives 25% of Bolton's RIA revenue, net of the related commissions. The Company incurred approximately $69,000 of fees during the year ended December 31, 2009.

The Company leases office space, used as its main headquarters, at 579 Main Street, Bolton, MA, as a tenant-at-will from an entity in which Raymond L. Grenier has a beneficial interest. Rent expense was $24,000 for the year ended December 31, 2009.

Note 5.   Income Taxes

The components of income tax expense, for the years ended December 31, 2009 are as follows:

Federal	$	24,229
State		12,073
Total income taxes	$	36,302



See independent auditors' report.

Note 6. Economic Dependency

As part of its relationship with a related party, the Company introduces all of its accounts, and clears substantially all transactions, through Pershing, LLC. It is anticipated that, during 2010, the Company will begin to clear transactions through RBC Capital.

Note 7. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2009) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 8. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(ii), as an introducing broker or dealer who clears all transactions for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.

Note 9. Business Concentrations

The Company had approximately 40 registered investment advisor affiliations during 2009. Six of those RIA's were responsible for approximately 60% of the Company's commission expense volume during the year ended December 31, 2009.



BOLTON SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

COMPUTATION OF NET CAPITAL

Stockholder's Equity		$ 212,849
Less: Non-allowable assets:		
Unsecured accounts receivable	$ 1,000	
Deferred charges	4,814	
		(5,814)
Tentative net capital		207,035
Less: Haircuts		(20,003)
Net Capital		$ 187,032

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 12,452
Accounts payable - related party	14,351
Accrued income taxes	10,079
Total Aggregate Indebtedness	$ 36,882

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum capital requirement	$ 50,000
Excess Net Capital	$ 137,032
Ratio: Aggregate indebtedness to net capital	0.20

See accompanying notes
and independent auditors' report.

BOLTON SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 187,032
Net audit adjustments	0
Net Capital per above	$ 187,032

See accompanying notes
and independent auditors' report.

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

**Paolilli, Jarek &
Der Ananian, LLC**

CERTIFIED PUBLIC
ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
BOLTON SECURITIES CORPORATION
Bolton, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of BOLTON SECURITIES CORPORATION for the year ended December 31, 2009, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, in the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

13

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.



Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

14

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Paolilli, Jarek & Der Ananian LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 15, 2010

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

**Paolilli, Jarek &
Der Ananian, LLC**

CERTIFIED PUBLIC
ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To the Stockholder and Board of Directors
BOLTON SECURITIES CORPORATION
Bolton, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by BOLTON SECURITIES CORPORATION and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BOLTON SECURITIES CORPORATION's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). BOLTON SECURITIES CORPORATION's management is responsible for the Company's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in SIPC-7T for the period April 1, 2009 to December 31, 2009 noting no differences;

16

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 15, 2010


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

BOLTON SECURITIES CORPORATION

SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
For the Period April 1, 2009 to December 31, 2009

Payment Date	To Whom Paid	Amount
2/19/2010	SIPC	$ 2,138
		$ 2,138



Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

See preceding independent accountants' report on applying
agreed-upon procedures related to an
entity's SIPC assessment reconciliation.